Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406

April 9, 2024

Timothy Worthington

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:      Capital Group New Geography Equity ETF (“New Geography Equity”)

Initial Registration Statement on Form N-1A

File Nos. 333-276931, 811-23936

Capital Group International Core Equity ETF (“International Core Equity”)

Initial Registration Statement on Form N-1A

File Nos. 333-276930, 811-23935

Capital Group Global Equity ETF (“Global Equity”)

Initial Registration Statement on Form N-1A

File Nos. 333-276927, 811-23934

Capital Group Conservative Equity ETF (“Conservative Equity”)

Initial Registration Statement on Form N-1A

File Nos. 333-276928, 811-23933

Dear Mr. Worthington:

In response to your comment letter, dated March 6, 2024, to the initial registration statements on Form N-1A (the “Registration Statements”) of New Geography Equity, International Core Equity, Global Equity and Conservative Equity (each, a “Registrant” and together, the “Registrants”), we hereby file Pre-Effective Amendment No. 1 to the Registration Statements under the Investment Company Act of 1940 (the “1940 Act”) (such amendment, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. The Amendment reflects additional information that was not contained in the initial Registration Statements.

General

1.	We note that the registration statements are missing information and exhibits and contain bracketed disclosures. We may have comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: We have updated the Registration Statements in a pre-effective amendment to address this comment. We will also provide any outstanding information or exhibits in a subsequent pre-effective amendment. We acknowledge that you may have additional comments.

2.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statements.

Response: The Registrants do not presently intend to rely on any exemptive relief. However, as disclosed in each Registration Statement: “While it has no present intention of doing so, the fund’s board could determine that it is in the best interests of the fund not to publicly disclose the fund’s complete portfolio holdings on a daily basis. In such event, and upon prior written notice to shareholders, the fund will be required to rely on exemptive relief granted by the SEC, or rule or regulation in force at such time, to disclose its full portfolio holdings on a quarterly basis, similar to mutual funds.” We confirm supplementally that an application was filed on April 30, 2021, and amended on August 25, 2021, for an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act. If and when granted, such relief would allow the Registrants flexibility to convert to a less transparent fund structure (in each case subject to board approval and prior written notice to shareholders), which would allow the Registrants to disclose their portfolio holdings on a quarterly rather than daily basis.

3.	Where a comment is made with regard to disclosure in one location of a registration statement, it is applicable to all similar disclosure appearing elsewhere in all four registration statements.

Response: We acknowledge this comment and have addressed the comments accordingly.

Capital Group New Geography Equity ETF

Principal Investment Strategies, Page 2

4.	The first sentence of the first paragraph discloses that “The fund invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets [emphasis added]. The securities markets of these countries may be referred to as emerging markets. [emphasis added].”

a.	Please clarify the disclosure to explain what countries or markets would be considered “developing.”

Response: In keeping with the Staff’s guidance on layered disclosure, the characteristics of developing countries are described in the fund’s prospectus in the risk factor titled “Investing in developing countries”, and additional detail is provided in the fund’s statement of additional information in the risk factor titled “Investing in developing countries”. In addition, the fund’s prospectus includes disclosure of factors considered by the fund’s investment adviser in determining whether a developing country is a “qualified developing country” for the fund. For additional clarity, we will also supplement the disclosure of the fund’s principal investment strategies in both the fund’s summary and statutory prospectuses to include the following disclosure after the description of such factors:

In some cases, a country with a less developed economy may nevertheless be deemed a developed country by the fund’s investment adviser when assessed using the qualifying factors described above. In these cases, a country that more closely resembles developed countries relative to other developing countries when assessed along such criteria may be deemed a developed country. South Korea and Taiwan, for example, are deemed developed countries (and not qualified developing countries) for purposes of the fund's investment strategy.

b.	Please supplementally explain to the Staff the inclusion of both “markets” and “economies.” Please clarify the distinction in the disclosure.

Response: To clarify the disclosure, we will update the disclosure to replace references to “countries with developing economies and/or markets” with references to “developing countries”.

c.	Please clarify if there is a difference between “developing economies and/or markets” and “qualified countries.”

Response: “Qualified countries” are developing countries that the fund’s investment adviser has determined are “qualified” as described in additional detail in the “Investment objective, strategies and risks” section of the fund’s statutory prospectus. As a result, certain developing countries may not be considered a “qualified country” for the fund. To provide additional clarity regarding the difference between qualified developing countries and nonqualified developing countries, we will supplement the disclosure as follows:

In determining whether a country is a qualified developing country, the fund’s investment adviser considers such factors as the country’s per capita gross domestic product, the percentage of the country’s economy that is industrialized, market capital as a percentage of gross domestic product, the overall regulatory environment, the presence of government regulation limiting or banning foreign ownership, and restrictions on repatriation of initial capital, dividends, interest and/or capital gains. When assessed along these criteria, a qualified developing country will generally resemble developed countries more closely relative to nonqualified developing countries.

d.	While the Staff notes the disclosure within the first paragraph that “securities markets in [developing] countries may be referred to as emerging markets,” please supplementally explain the use of the term, “developing economies and/or markets” as opposed to “emerging markets.”

Response: To clarify the use of the term, we will update the disclosure to replace references to “countries with developing economies and/or markets” with references to “developing countries”. For additional clarity, we will also supplement the quoted disclosure to say “[t]he securities markets of these countries may be referred to as emerging markets or frontier markets,” and we will also supplement the disclosure of the fund’s principal investment strategies in both the fund’s summary and statutory prospectuses to include the additional disclosure described in our response to Comment 4(a) above.

e.	Please clarify the extent to which the New Geography Equity intends to invest in US issuers that would qualify as eligible for inclusion in the New Geography Equity’s portfolio.

Response: We confirm supplementally that, while fund may invest in US issuers, it is not a principal investment strategy of the fund to invest in securities of US issuers. Accordingly, we respectfully decline to supplement the disclosure as proposed.

5.	Within the third sentence of the first paragraph, New Geography Equity discloses that it will consider any company for investment regardless of where it domiciled if “a significant portion of the company’s assets or revenues (generally [emphasis added] 20% or more) is attributable to developing countries.” Please explain the use of the qualifier, “generally”.

Response: We confirm supplementally that 20% is the threshold generally used for determining whether a significant portion of a company’s assets or revenues is attributable to developing countries. However, in certain instances, the fund may invest in a company with a different percentage of assets or revenues attributable to developing countries when the fund’s investment adviser determines such percentage should be appropriately considered a significant portion of the company’s assets or revenues based on the specific facts and circumstances. As a result, we have included the qualifier “generally” in this disclosure.

6.	The first sentence of the second paragraph discloses that New Geography Equity invests at least 30% of its assets in equity securities of issuers domiciled in qualified countries that have developing economies. Furthermore, the third paragraph, states that, “In determining whether a country is qualified, the fund’s investment adviser considers such factors as [emphasis added] the country’s per capita gross domestic product, the percentage of the country’s economy that is industrialized, market capital as a percentage of gross domestic product, the overall regulatory environment, the presence of government regulation limiting or banning foreign ownership, and restrictions on repatriation of initial capital, dividends, interest and/or capital gains. The fund’s investment adviser maintains a list of qualified countries and securities in which the fund may invest.”

a.	Please disclose all factors the adviser considers in determining what constitutes a qualifying country.

Response: We confirm supplementally that the factors disclosed in the prospectus are the primary factors considered in determining whether a country is a qualifying country. However, we do not believe it is reasonable or necessarily helpful to investors to list all possible factors that might be relevant to the determination of whether a particular country is a qualifying country. Accordingly, we respectfully decline to supplement the disclosure as proposed.

b.	Please disclose which countries the adviser considers “qualifying.”

Response: The list of qualified countries is included in the section captioned “Investment objectives, strategies and risks” in the fund’s statutory prospectus. Such list is only included in the statutory prospectus in accordance with the Staff’s guidance that disclosure in response to Item 4 of Form N-1A should summarize the more fulsome disclosure in Item 9 of Form N-1A. Accordingly, we respectfully decline to supplement the disclosure as proposed.

c.	The Staff notes that New Geography Equity lists some of the countries it will invest in within the Statutory Prospectus. Please include a list of all countries New Geography Equity will invest in within the Summary Strategy section.

Response: As described above, the list included in the statutory prospectus is a list of “qualified” countries. However, the fund may invest in securities of issuers domiciled in any country, including developed countries, as described in the fund’s prospectus and statement of additional information. As a result, we do not believe it is reasonable or necessarily helpful to investors to list all countries in which the fund may invest. We further believe that the list of qualified countries is appropriately disclosed in the statutory prospectus rather than the summary, in keeping with longstanding staff guidance on layered disclosure. Accordingly, we respectfully decline to supplement the disclosure as proposed. However, to provide additional clarity, we will revise the description of the list of qualified countries in the fund’s statutory prospectus as follows:

As of [May 1], 2024, the ~~Q~~qualified developing countries in which the fund may invest currently ~~include, but are not limited to,~~ are Argentina, Bahrain, Bangladesh, Belarus, Belize, Bolivia, Botswana, Brazil, Bulgaria, Chile, China, Colombia, Costa Rica, Croatia, Czech Republic, Dominican Republic, Ecuador, Egypt, El Salvador, Estonia, Gabon, Ghana, Greece, Hungary, India, Indonesia, Iraq, Jamaica, Jordan, Kazakhstan, Kenya, Kuwait, Latvia, Lebanon, Lithuania, Macau, Malaysia, Mauritius, Mexico, Morocco, Namibia, Oman, Pakistan, Panama, Paraguay, Peru, Philippines, Poland, Qatar, Romania, Russian Federation, Saudi Arabia, Serbia, Slovakia, South Africa, Sri Lanka, Thailand, Trinidad and Tobago, Tunisia, Turkey, Ukraine, United Arab Emirates, Uruguay, Venezuela, Vietnam and Zambia.

7.	The second sentence of the second paragraph discloses that “The fund may also, to a limited extent, invest in securities of issuers domiciled in nonqualified developing countries.” Please explain supplementally the use of the qualifier “to a limited extent.” Please disclose the specific risks associated with investing in issuers domiciled in such “non-qualifying developing countries” if such investments will be part of the fund’s principal investment strategies.

Response: The disclosure that the fund will invest in nonqualified developing countries “to a limited extent” should be read consistent with the plain meaning of such term. The fund does not expect to invest materially in such countries, and it will not be a part of the fund’s principal investment strategies to invest in such countries.

8.	Please consider redrafting the order of disclosure in the Summary Strategy Section to disclose 1) the 80% test in equities, 2) New Geography Equity’s principal exposure to issuers with significant exposure to developing countries, 3) the 30% investment in issuers domiciled in qualifying countries, 4) and the limited exposure to issuers in non-qualifying countries.

Response: We will redraft the order of disclosure as requested.

9.	The fourth paragraph discloses that, “The investment adviser uses a system of multiple portfolio managers in managing assets. Under this approach, a portfolio is divided into segments managed by individual managers. For more information regarding the investment process of the fund, see the ‘Management and organization’ section of this prospectus.”

Please note that Item 4 of Form N-1A should summarize how a fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies. Accordingly, please identify the various segments of the strategy, and explain how each will be managed. Please apply this comment to across the Funds.

Response: We confirm supplementally that, under the Capital System, each portfolio manager is responsible for his or her own sleeve of the portfolio which is managed separately in accordance with fund's investment objective. We believe the current disclosure is clear and respectfully decline to supplement the disclosure as suggested at this time.

10.	Please disclose if New Geography Equity will have a focus on any particular region or country of the world (e.g. China). If so, please also add corresponding risk disclosure as appropriate. Please apply this comment across the Funds.

Response: We confirm supplementally that none of the Registrants are expected to have a focus on any particular region or country of the world.

11.	Please disclose if the New Geography Equity will have a focus on any particular industry. If so, please also add corresponding risk disclosure as appropriate. Please apply this comment across the Funds.

Response: We confirm supplementally that none of the Registrants are expected to have a focus on any particular industry.

12.	Please revise the 80% test for purposes of rule 35d-1 to clarify that it is on net assets, plus any borrowings for investment purposes. Please apply this comment across the Funds within Item 4 of the summary prospectus.

Response: We note supplementally that, other than with respect to Global Equity, the Registrant’s statement of additional information (in the “Certain investment limitations and guidelines” section) provides additional detail that the Registrant’s 80% test for purposes of rule 35d-1 is on net assets, plus any borrowings for investment purposes. We believe this additional detail is appropriately disclosed in the statement of additional information, rather than its summary prospectus, in accordance with the Staff’s guidance on layered disclosure. We will add similar disclosure to the statement of additional information of Global Equity.

Principal Risks, Page 2-3

13.	The section includes disclosure for the risks associated with investments in small companies. Please include strategy disclosure that discusses the fund’s proposed investments in small companies. Also, please explain what the adviser would consider “small companies” in the context of the fund’s proposed strategy to invest in issuers from developing countries. Are there minimum capitalization thresholds for issuers to be included in the fund’s portfolio?

Response: We confirm supplementally that it is not a principal investment strategy of the fund to invest in small companies or to achieve any particular market capitalization exposure. Accordingly, we respectfully decline to supplement the disclosure as proposed. That said, as it is not a principal investment strategy of the fund to invest in small companies, we will remove the disclosure for risks associated with investments in small companies from the fund’s summary prospectus and will move the disclosure for risks associated with investments in small companies into the section of the fund’s statutory prospectus on additional risks associated with investing in the fund.

14.	Please disclose that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances between the market price of the ETF’s shares and the underlying value of those shares. Please apply this comment across the Funds.

Response: Please refer to the following excerpts from the existing risk disclosures in the summary prospectus:

“Market trading — The existence of significant market volatility, disruptions to creations and redemptions, or potential lack of an active trading market for fund shares and/or for the holdings of the fund (including through a trading halt), among other factors, may result in the shares trading significantly above (at a premium) or below (at a discount) to NAV and bid-ask spreads may widen” (emphasis added).

“Authorized Participant concentration — Only Authorized Participants may engage in creation or redemption transactions directly with the fund, and none of them is obligated to do so. The fund has a limited number of institutions that may act as Authorized Participants. If Authorized Participants exit the business or are unable to or elect not to engage in creation or redemption transactions, and no other Authorized Participant engages in such function, fund shares may trade at a premium or discount to NAV and/or at wider intraday bid-ask spreads and possibly face trading halts or delisting” (emphasis added).

In addition, in keeping with the Staff’s guidance on layered disclosure, the risk factor captioned “Market trading” additionally provides in the statutory prospectus that:

“While the fund shares are listed for trading on an exchange, there can be no assurance that an active trading market for such shares will develop or be maintained by market makers or Authorized Participants.”

We believe the existing disclosures noted above are adequate and that no additional disclosure is required at this time.

15.	Please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares. Please apply this comment across the Funds.

Response: We will update the risk disclosure captioned ‘Authorized Participant concentration’ as follows to address this comment:

“Authorized Participant concentration — Only Authorized Participants may engage in creation or redemption transactions directly with the fund, and none of them is obligated to do so. The fund has a limited number of institutions that may act as Authorized Participants. In addition, to the extent that securities held by the fund are traded outside a collateralized settlement system, Authorized Participants may be required to post collateral on certain trades on an agency basis (on behalf of other market participants), which only a limited number of Authorized Participants may be able to do. If Authorized Participants exit the business or are unable to or elect not to engage in creation or redemption transactions, and no other Authorized Participant engages in such function, fund shares may trade at a premium or discount to NAV and/or at wider intraday bid-ask spreads and possibly face trading halts or delisting.”

16.	Please consider grouping risks pertaining to the operation of ETFs together. Furthermore, the Staff notes that the Authorized Participant concentration risk contains capitalized terms that are undefined. Please explain the capitalized terms within the risk disclosure.

Response: We have grouped the risk factors captioned “Market trading” and “Authorized Participant concentration” together as principal risks of investing in the fund. The other risk actor that pertains to the operation of ETFs – namely, the risk factor captioned “Cash transactions” - appears as an “additional risk” in the statutory prospectus because we do not view it to be a principal risk of investing in the fund.

With respect to the Authorized Participant concentration risk, the term “net asset value” is defined in the “Market trading” risk factor that precedes it. In addition, the term “Authorized Participant” is defined in the “Shareholder information” section under the subtitle “Creations and redemptions.” That being said, we will update the risk factor as follows to address this comment:

“Authorized Participant concentration — Only Authorized Participants (as defined in the ‘Shareholder information’ section below) may engage in creation or redemption transactions directly with the fund, and none of them is obligated to do so. The fund has a limited number of institutions that may act as Authorized Participants. If Authorized Participants exit the business or are unable to or elect not to engage in creation or redemption transactions, and no other Authorized Participant engages in such function, fund shares may trade at a premium or discount to the fund’s net asset value ~~NAV~~ and/or at wider intraday bid-ask spreads and possibly face trading halts or delisting.”

Capital Group International Core Equity ETF

Principal Investment Strategies, Page 2

17.	The first sentence of the first paragraph discloses that “The fund invests primarily in stocks of larger, well-established [emphasis added] companies…” Please clarify the disclosure to explain what types of issuers would be considered “larger” and “well-established.”

Response: The sentence highlighted by the Staff in the above excerpt goes on to state that the fund focuses on companies that the “investment adviser believes have potential for growth and/or to pay dividends.” In addition, the disclosure in the “Investment objective, strategies and risks” section of the prospectus provides that “the fund focuses on stocks of companies with strong earnings that pay dividends.” While the fund’s investments are not limited to companies of a particular market capitalization, companies “with strong earnings that pay dividends” tend to be those with medium to larger market capitalization that have been in business for more than a few years. We believe the existing disclosure adds sufficient detail about the fund’s focus on “larger” and “well-established” companies and respectfully decline to add any additional disclosure at this time.

18.	The second sentence of the first paragraph discloses that “Under normal market conditions, the fund will invest at least 80% of its net assets in common stocks and other equity-type securities [emphasis added]. Please disclose what type of instruments are contemplated by “other equity-type securities”. Please also include corresponding risk disclosure for such investment types to the extent those securities are part of the principal strategy.

Response: As disclosed in the fund’s statement of additional information, “other equity-type securities” refers to securities such as preferred stocks. We confirm that the fund's investment in other equity-type securities, such as preferred stocks, is not a principal risk of investing in the fund. However, because equity investments may include investments in these types of securities, we believe it is appropriate to disclose as much to investors. In keeping with the Staff’s guidance on layered disclosure, the risks of investing in such securities are described in more detail in the statement of additional information. For the foregoing reasons, we respectfully decline to supplement the disclosure as proposed.

19.	The third sentence of the first paragraph states that “Although the fund may invest up to 20% of its assets in the United States, the fund currently intends to invest at least 90% of its assets in issuers whose securities are listed primarily on exchanges outside the United States, cash, cash equivalents (including shares of money market or similar funds managed by the investment adviser or its affiliates) and securities held as collateral issued by U.S. issuers.”

a.	Please redraft this sentence for grammatical and plain English purposes.

Response: Please see our response to Comment 19(b) below.

b.	Please explain what types of securities are contemplated by “securities held as collateral issued by U.S. issuers.”

Response: We will update the disclosure to address Comments 19(a) and (b) as follows:

“~~Although t~~The fund may invest up to 20% of its assets in the United States. However, the fund currently intends to invest at least 90% of its assets in issuers whose securities are listed primarily on exchanges outside the United States, cash, cash equivalents (including shares of money market or similar funds managed by the investment adviser or its affiliates) and securities ~~held as collateral issued by U.S. issuers~~, such as U.S. Treasuries, held for collateral purposes.”

20.	The last sentence of the first paragraph discloses that “The fund therefore expects to be invested in numerous [emphasis added] countries outside the United States.” Please revise to include a numerical range for the number of countries that International Core Equity expects to invest in.

Response: We respectfully decline to assign a quantitative measure to the term “numerous” where the disclosure indicates that the fund will be invested in “numerous” countries outside the United States. The use of the term “numerous” was intentional, as it allows the fund to retain the flexibility to invest in a varying number of countries, depending on market conditions, for the benefit of shareholders.

Capital Group Global Equity ETF

Principal Investment Strategies, Page 2

21.	The second sentence of the first paragraph discloses that “Under normal market conditions, the fund will invest at least 80% of its net assets in common stocks and other equity-type securities [emphasis added].” Please disclose what type of instruments are contemplated by “other equity-type securities.” Please also include corresponding risk disclosure for such investment types to the extent those securities are part of the principal strategy.

Response: Please see our response to Comment 18 above.

22.	Please clarify the disclosure to explain how the adviser determines that particular issuers is a non-US issuer.

Response: For information on how the fund’s investment adviser determines that an investment is made in a particular country or geographic region, including countries or geographic regions outside the United States, we respectfully refer the Staff to the third paragraph in the section entitled “Certain investment limitations and guidelines” in the fund’s statement of additional information.

23.	The last sentence of the first paragraph discloses that “The fund may invest up to 10% of its net assets in emerging markets.” Please include corresponding risk disclosure for investments in emerging markets.

Response: We will add the risk factor captioned “Investing in emerging markets” as a principal risk of investing in the fund.

24.	Please disclose whether the fund intends to focus on large, mid or small cap issuers. Please also include corresponding risk disclosure, as applicable.

Response: We hereby confirm that the fund does not have any intention or investment criteria related to capitalization. As noted in the section entitled

“Investment objective, strategies and risks,” the fund may invest in issuers “with a broad range of capitalizations.” As such, we respectfully decline to include risk disclosure regarding capitalization.

Capital Group Conservative Equity ETF

Principal Investment Strategies, Page 2

25.	The second sentence of the first paragraph discloses that “Under normal market conditions, the fund will invest at least 80% of its net assets in common stocks and other equity-type securities [emphasis added].” Please disclose what type of instruments are contemplated by “other equity-type securities.” Please also include corresponding risk disclosure for such investment types to the extent those securities are part of the principal strategy.

Response: Please see our response to Comment 18 above.

26.	In pertinent part, the second paragraph discloses that:

“The fund’s equity investments are limited to securities of companies that are included on an eligible list. Securities are added to, or deleted from, the eligible list based upon a number of factors, such as [emphasis added] the fund’s investment objectives and policies, whether a company is deemed to be an established company of sufficient quality and a company’s dividend payment prospects.”

Please disclose all factors the adviser considers in determining which securities belong on the eligible list and how the adviser will be making the relevant determination that a particular issuer meets the criteria (e.g. what constitutes “sufficient quality”?).

Response: We confirm supplementally that the factors disclosed in the prospectus are the primary factors considered in determining whether a security should be included on the eligible list. However, we do not believe it is reasonable or necessarily helpful to investors to list all possible factors that might be relevant to the determination of whether a particular security should be included on the eligible list. Accordingly, we respectfully decline to supplement the disclosure as proposed.

27.	The last sentence of the second paragraph discloses that, “Although the fund focuses on investments in medium to larger capitalization companies, the fund’s investments are not limited to a particular capitalization size.” Please include corresponding risk disclosure for investment in small and microcap investments to the extent such investments constitute principal investments.

Response: We hereby confirm that it is not a principal investment strategy of the fund to invest in companies of a certain capitalization. As noted in the disclosure, the fund’s investments “are not limited to a particular capitalization size.” As such, we respectfully decline to include risk disclosure regarding capitalization.

Principal Risks, Page 2-3

28.	The staff notes a discussion of foreign securities in the Market Trading risk disclosure subsection. The staff also notes a discussion of Canadian investments in the strategy section. Please include a discrete discussion detailing the risks of investments in Canadian markets.

Response: The fund is actively managed and relies on the professional judgement of its investment adviser to make decisions about the fund’s portfolio investments. It is not an investment strategy of the fund to invest in securities of issuers in any particular market. Accordingly, at this time, we respectfully decline to disclose risks associated with investing in Canada. However, we note supplementally that, because the investment portfolio of the fund is actively managed, and because, from time to time, the fund may have significant exposure to a particular country, region, industry or sector, the fund’s prospectus includes disclosure regarding the risk of such exposure.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact us.

Sincerely,

/s/ Katherine Z. Solomon

Katherine Z. Solomon

Counsel
(213) 615-0956
casey.solomon@capgroup.com

/s/ Joshua R. Diggs

Joshua R. Diggs

Counsel
(213) 615-0047
josh.diggs@capgroup.com

/s/ Timonthy J. Moon

Timothy J. Moon

Counsel
(213) 615-0050
tim.moon@capgroup.com